(As filed September 1, 2000)
                                                                File No. 70-9455

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------
                         Post-Effective Amendment No. 2
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION

                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                         ALLIANT ENERGY RESOURCES, INC.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

            --------------------------------------------------------

                  Edward M. Gleason, Vice President - Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703                New York, New York 10019

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1  Background. Alliant Energy Corporation (formerly called Interstate
          ----------
Energy Corporation) ("Alliant Energy"), a registered holding company, directly or indirectly owns all of the outstanding common stock of four public-utility subsidiaries: Wisconsin Power and Light Company, South Beloit Water, Gas & Electric Company, Interstate Power Company, and IES Utilities Inc. Together, these companies provide public-utility service to approximately 919,000 electric and 393,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

     By order dated August 26, 1999 in this proceeding (Holding Co. Act Release No. 27069) (the "Financing Order"), Alliant Energy, its wholly-owned non-utility subsidiary, Alliant Energy Resources, Inc. ("AER"), and Alliant Energy's other direct and indirect non-utility subsidiaries (most of which are held directly or indirectly by AER) were authorized to engage in a program of external and intrasystem financing and other related transactions for the period through December 31, 2001 (the "Authorization Period"). 1 Among other specific approvals granted under the Financing Order, the Commission authorized Alliant Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively "Guarantees") with respect to the obligations of any of its utility or non-utility subsidiaries (collectively, "Subsidiaries") as may be appropriate to enable any Subsidiary to carry on in the ordinary course of business, in an aggregate amount not to exceed $600 million outstanding at any one time. 2 The Commission also authorized AER or any present or future non-utility subsidiary ("Non-Utility Subsidiary") of AER to acquire or construct in one or more transactions non-utility energy assets in the United States, including natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to the oil and gas exploration and production and energy marketing, brokering and trading operations of AER's subsidiaries. Non-Utility Subsidiaries were authorized to invest up to $125 million in Energy Assets during the Authorization Period or in the equity securities of existing or new companies substantially all of whose physical properties consist or would consist of Energy Assets. In addition, the Commission authorized Alliant Energy and any of its Non-Utility Subsidiaries, including AER, to acquire the equity securities of one or more entities ("Financing Subsidiaries") organized specifically for the purpose of facilitating the financing of the activities of the Non-Utility Subsidiaries, but reserved jurisdiction over the transfer of the proceeds of any financing by a Financing Subsidiary to Alliant Energy, pending completion of the record.

     1.2  Specific Approvals Requested. The applicants are now requesting
          ----------------------------
certain modifications to the Financing Order. Specifically, the applicants request (a) an increase from $600 million to $1 billion in the amount of Guarantees Alliant Energy may issue at any one time, (b) authority to invest an


------------------------
1 On February 4, 2000, the Commission issued a supplemental order clarifying the terms of the Financing Order as it relates to the determination of the interest rate on notes issued or guaranteed by Alliant Energy. See Alliant
                                                                    --- -------
     Energy Corp., et al., Holding Co. Act Release No. 27130.
     --------------------

2 The Guarantees authorized in this proceeding are separate from and in addition to guarantees provided by Alliant Energy in accordance with the terms of the Commission's order dated December 18, 1998 (Holding Co. Act Release No. 26956) in File No. 70-9317, which primarily support AER's commercial paper program.


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


additional $220 million in Energy Assets, including gas and oil exploration and production properties in Canada, and (3) a release of jurisdiction previously reserved over the transfer of proceeds of financing by any Financing Subsidiary to Alliant Energy.

     1.3  Alliant Energy Guarantees. In the ordinary course of the business of
          -------------------------
its Subsidiaries, Alliant Energy is called upon to provide Guarantees for a variety of financial and non-financial (i.e., contractual) obligations of its Subsidiaries. The ability to provide Guarantees, when needed, enables Alliant Energy's Subsidiaries to obtain credit that they could not otherwise obtain on a stand-alone basis and/or to obtain such credit at a lower effective cost. Also, by providing Guarantees, Alliant Energy can often minimize the amount of permanent capital it would otherwise have to invest in its Subsidiaries.

     Currently, Alliant Energy has provided Guarantees for obligations of Subsidiaries in an aggregate principal or face amount of $291,804,374 million. Approximately $260,026,645 million of this amount represents Guarantees of indebtedness of Non-Utility Subsidiaries, and approximately $31,777,729 million represents Guarantees of non-financial obligations of Subsidiaries, including the obligations of Alliant Energy's energy marketing subsidiary (Cargill-Alliant, L.L.C.) under various energy trading agreements, obligations under purchase orders with equipment vendors, and performance bonds. Alliant Energy believes that its actual exposure under Guarantees of non-financial obligations of its Subsidiaries is significantly less than the face amount thereof. Importantly, since becoming a registered holding company in 1998, Alliant Energy has not been called upon by any guaranteed party to a payment under any Guarantee.

     As its non-utility operations continue to expand, Alliant Energy projects the need to provide Guarantees in an aggregate principal or face amount up to $1 billion at any time outstanding. Because of the temporary nature of many Guarantees and the low likelihood that Alliant Energy would ever be called upon to pay significant amounts under such Guarantees, individually or in the aggregate, Alliant Energy does not believe that the requested increase in Guarantee authority will expose it or its Subsidiaries to improper risks.

     1.4  Investments in Energy Assets. Two indirect wholly-owned subsidiaries
          ----------------------------
of AER, Whiting Petroleum Corporation ("Whiting Petroleum") and Alliant Energy Industrial Services, Inc., have invested an aggregate of $106.3 million in Energy Assets. A description of each transaction, including the acquiring company, the identity of the seller, the nature of the assets acquired, the location of the assets and the investment amount, is filed herewith as Exhibit
I. AER anticipates that this level of investment activity in Energy Assets will continue for the foreseeable future and will continue to be focused on Whiting Petroleum's acquisition of oil and gas production properties. Further, AER believes that it would be appropriate for the Commission to modify the Financing Order in order to allow Whiting Petroleum and other Non-Utility Subsidiaries to invest in oil and gas exploration and production operations in Canada as well as the United States. Accordingly, during the remainder of the Authorization Period, AER requests authorization to invest through Non-Utility Subsidiaries an additional $220 million in Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or would consist of Energy Assets, including oil and gas exploration and production operations in Canada. All other terms conditions and restrictions set forth in the Financing Order will continue to apply.


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


     To the extent required, Alliant Energy will supply funds to AER in order to finance the increased investments in Energy Assets. Alliant Energy will obtain the necessary funds by issuing equity and debt securities as currently authorized under the Financing Order and/or short-term debt, as authorized by the Commission in File No. 70-9317. Alliant Energy is not requesting any additional financing authority in this Post-Effective Amendment.

     1.5  Release of Jurisdiction. Subsequent to the date of the Financing
          -----------------------
Order, the Commission issued an order in an unrelated proceeding approving the transfer of proceeds of financing by a financing entity to a registered holding company by dividend, loan or other distribution. See The Southern Company,
                                                 --- --------------------
Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission held that the upstream transfer of funds to Southern Company by an entity formed exclusively for the purpose of serving as the vehicle by which Southern Company may seek to raise capital would not violate the prohibition in Section 12(a) of the Act on loans or extensions of credit to a registered holding company, even if the transfer is booked as a loan. Alliant Energy's proposal is in all material respects identical to the proposal approved by the Commission in Southern Company. It is therefore appropriate that the Commission release
----------------
jurisdiction heretofore reserved over this matter.

     1.6  Effect on Financing Order. Except to the extent provided above, all of
          -------------------------
the terms, conditions and limitations contained in the Financing Order shall continue to apply.

ITEM 2.   FEES COMMISSIONS AND EXPENSES.
          -----------------------------

     The estimated fees, commissions and expenses to be incurred in connection with the filing of this Post-Effective Amendment are $10,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     The proposed transactions are subject to Sections 6(a), 7, 9(a), 10, 12(b) and 32(h) of the Act and Rules 45, 53 and 54 thereunder.

     Rule 53/54 Analysis. Rule 53 limits the use of proceeds from the issuance
     -------------------
of any securities (including any guarantees) by a registered holding company to finance investments in any "exempt wholesale generator" ("EWG"), as defined in
Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or "foreign utility company" ("FUCO"), as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at June 30, 2000 was $190 million, or about 15% of Alliant Energy's "consolidated retained earnings" ($1,243 million for the four quarters ended June 30, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of its domestic public-utility subsidiaries' personnel to render services to EWGs and FUCOs, and


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


the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

     The applicants request that the Commission issue a notice of the proposed transactions as soon as practicable, that the Commission's supplemental order in this proceeding be issued as soon as is permitted by the Commission's rules, and that there be no 30-day waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective. The applicants hereby waive a recommended decision by a hearing or other responsible officer of the Commission and consent that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order with respect to this matter unless such Division opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          (a)  Exhibits
               --------

               H-2     Proposed Form of Federal Register Notice.

               I List of Investments in Energy Assets Since Date of Financing Order.


          (b)  Financial Statements.
               --------------------

               FS-1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 1999) (File No. 1-9894).

               FS-2 Statement of Income of Alliant Energy and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31,
                       1999) (File No. 1-9894).

               FS-3 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended June 30, 2000) (File No. 1-9894).


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


               FS-4 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended June 30, 2000) (File No. 1-9894).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this amended Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions described herein will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this amended Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION
                                        ALLIANT ENERGY RESOURCES, INC.


                                        By: /s/ Edward M. Gleason
                                           ------------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President - Treasurer and
                                               Corporate Secretary


Date:   September 1, 2000


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